

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Du Jun
Chief Financial Officer
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
The People's Republic of China

  Re: SINOPEC SHANGHAI PETROCHEMICAL CO LTD
    Form 20-F for the for the Fiscal Year Ended December 31, 2021
    Response dated June 30, 2022
    File No. 001-12158

Dear Mr. Jun:

  We have reviewed your June 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2022 letter.

Correspondence dated June 30, 2022

Item 3.C. Risk Factors, page 2

1. Please reorganize your risk factors so that risks associated with being based in China are grouped together and disclosed prominently under a separate heading as the first set of risk factors under Item 3.C.

2. We note your response to comment 2 and reissue in part. Please revise to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please address each material risk

under a separately-captioned risk factor. Revise your discussion acknowledging that any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted and foreign investments in China-based issuers could limit or hinder your ability to offer or continue to offer securities to investors to explicitly disclose that such action could cause the value of your securities to significantly decline or be worthless. Additionally, we note your statement here and under Item 4.B. that your ability to transfer money or other assets out of China has not been substantively affected by the Security Review Measures, other than "approvals and filing processes required under prevailing PRC laws and regulations." Revise to describe the approval and filing processes to which you refer. Please also clarify your disclosure with reference to restrictions on foreign exchange transactions, as referenced on page 7, so that your disclosure does not imply that your ability to transfer money or other assets out of China is unrestricted. Please make corresponding revisions to your disclosure under Item 4.B.

3. We note your response to comment 3 and reissue in part. Please amend to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Revise to explicitly disclose that action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could cause the value of your securities to significantly decline or be worthless.

4. We note your response to comment 4 and reissue. Revise to explicitly address how greater oversight by the Cyberspace Administration of China (CAC) impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you determined that you are not subject to the review of or do not require approval of the CAC, explain the basis for your belief. If you relied on the advice of counsel, revise to identify counsel. If you did not rely on advice of counsel, explain why you did not rely on advice of counsel.

5. We note your response to comment 5 and reissue in part. Please add risk factor disclosure highlighting the risks that your directors' and officers' residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.

Item 4.B. Business Overview, page 13

6. We note your response to comment 7 and reissue in part. Revise to acknowledge that legal and operational risks associated with being based in China could cause the value of your securities to significantly decline or be worthless.

7. We note your response to comment 9 and reissue in part. Please revise to add the proposed disclosure to the "Business Overview" section under Item 4.B. Additionally, quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. We note your reference to filing pursuant to applicable foreign exchange

control procedures and to restrictions on foreign exchange transactions under the capital account. Revise to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders and to U.S. investors. For example, describe the filings and foreign exchange control procedures to which you refer.

8. We note your response to comment 10 and reissue in part. Please state affirmatively whether any permissions or approvals have been denied. Please revise to describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

 You may contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Lesmes, Esq.